UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the period 1 January 2006 to 31 March 2006

Harmony Gold Mining Company Limited

Suite No. 1
Private Bag X1
Melrose Arch, 2076
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   X   Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes   No   X



HARMONY™

REVIEW FOR THE QUARTER ENDED 31 MARCH 2006

QUARTERLY HIGHLIGHTS

- Higher gold price partially offsets weak quarter.
- CONOPS implementation now completed.
- Tshepong holes "spot on" with Phakisa mine on 66 level after 5 360m of development.
- Surface operations shows the optionallity that exists in a rising gold environment.
- Environmental Management Plan on Hidden Valley signed off by Government.
- Australian hedge book reduced by 25 000 oz.

QUARTERLY FINANCIAL HIGHLIGHTS

	31 March 2006	31 December 2005
Gold produced		
– kg	17 464	20 316
– oz	561 477	653 171
Cash costs		
– R/kg	92 914	83 154
– $/oz	470	396
Cash operating profit		
– Rand	306 million	389 million
– US$	50 million	60 million
Cash earnings		
– SA cents per share	78	99
– US cents per share	13	15
Basic (loss)/earnings		
– SA cents per share	(46)	6
– US cents per share	(8)	1
Headline loss		
– SA cents per share	(50)	(75)
– US cents per share	(8)	(12)
Fully diluted (loss)/earnings		
– SA cents per share	(46)	6
– US cents per share	(8)	1

TABLE OF CONTENTS

CHIEF EXECUTIVE'S REVIEW - MARCH 2006

"We have stuck to our growth strategy by continuing to invest in our growth projects which are progressing well. I believe that this puts our shareholders in a much better position to take advantage of the increase in the gold price, which has reached a 25-year high."

SAFETY REPORT

Although the overall safety performance is still not acceptable to us as a company, there were a number of pockets of excellence that are worth mentioning. Merriespruit 3 achieved 2 million fatality free shifts after going for 7 years without any fatal accidents. Brand 3 shaft has also been running for the last 4.5 years without any fatalities. Masimong remains an excellent safety performer with a Lost Time Injury Frequency Rate (LTIFR) of 8.86.

Safety achievements during this quarter:

Mine	Fatality free shifts achieved	Date
Merriespruit 3 Shaft	2 000 000	3 March 2006
Masimong 5 Shaft	1 000 000	18 March 2006
Tshepong	500 000	20 March 2006
Evander 7 Shaft	500 000	17 January 2006

Fatality injury rate (per million hours worked)



Note: Incorporation of Freegold and ARMgold during 2002.

The LTIFR increased by 4.3% from 17.27 in December 2005 to 18.02 in March 2006. At the same time the SLFR increased to 424 compared with 404 in December 2005, a regression of 5%.

Five employees lost their lives in five separate incidents during the past quarter at our South African operations. This is an improvement of 11% on our fatality rate compared with the previous quarter. We are proud to report that Harmony Australia had no fatalities or serious incidents during the period under review.

Our biggest problem still originates from unsafe behaviour by individuals and it is this segment that the company wants to give the correct attention. In order to re-energise the safety awareness in Harmony, the company has introduced the "**Sindile Mosha**" safety campaign, which is based on the "alertness" of the mongoose. Harmony still maintains that safety is a state of mind and believes that deep level mining operations can be executed safely, without loss of live or damage to equipment.

PAST QUARTER UNDER REVIEW

We have once again struggled to have the December break make less of an impact on our operational performance, but have not been successful and gold produced fell by 14%. Recovered grades were also down in the quarter. As stated during the December quarterlies, our Evander 7 shaft has hit a sill and at our Elandsrand operations the reef and waste had to be combined until the new orepass system has been equipped. Both these areas are temporary problems and it is expected that they will return to normal recovery grades during the September quarter. We do not have a cost problem. Our lack of flexibility (shortage of face length) manifests itself as a volume (tons) underperformance which reflects as high unit costs. Some of our grade underperformance also stems from our flexibility shortage.

The performance of the company is best highlighted in the following table:

		March 2006	December 2005	Percentage variance
Production	– kg	17 464	20 316	(14)
Production	– oz	561 477	653 171	(14)
Revenue	–R/kg	110 399	102 333	8
Revenue	–US$/oz	559	487	15
Cash cost	– R/kg	92 914	83 154	(12)
Cash cost	– US$/oz	470	396	(19)
Exchange rate	– USDZAR	6.15	6.53	(6)

Although total operating costs were lower, unit cost in rand per ton and rand per kilogram costs went up from R348/t to R363/t and R83,154/kg to R92,914/kg, respectively. On the revenue side the gold price received for the March quarter improved from R102,333 per kilogram during the December 2005 quarter to R110,399 per kilogram causing the drop in revenue in real terms to be only 7.2%.

Cash operating margins

	March 2006	December 2005
Cash operating profit (Rm)	305,6	389,4
Cash operating profit margin	15,9%	18,7%

The March 2006 quarter's results reflected a reduction in the operating profit of R83.8 million compared with the December 2005 quarter. This was mainly due to a reduction in gold ounces produced as a result of lower production volumes and grades as explained above.

Quarter on quarter cash operating profit variance analysis

Cash operating profit – December 2005	R389,4 million
– volume reduction	(R144,3) million
– working cost reduction	R66,7 million
– recovery grade reduction	(R147,6) million
– gold price increase	R141,4 million
– net variance	(R83,8) million
Cash operating profit – March 2006	R305,6 million

As can be seen from the above table our biggest problem existed as a result of the lower tonnage mined (Christmas break impact) and the lower yields (operational constraints). Both these problems are temporary in nature and it is expected that we will regain a substantial portion of this lost ground during the June quarter. We are now in the territory where Harmony's gearing is clearly evident as can be seen in the profitability despite the lower gold produced.

Analysis of earnings per share (SA cents)

Earnings per share (SA cents)	Quarter ended March 2006	Quarter ended December 2005
Cash earnings	78	99
Basic (loss)/earnings	(46)	6
Headline loss	(50)	(75)
Fully diluted (loss)/earnings	(46)	6

The net loss for the current quarter was R182 million (loss per share of 46 cents) compared with a net profit of R22 million (earnings per share of 6 cents) for the previous quarter. It should however be noted that the December 2005 quarter's net profit included the profit on the disposal of the remaining investment in Gold Fields of R306 million. The current quarter's results were mainly negatively affected in two areas, a lower operating profit associated with the lower gold ounces produced and secondly the negative mark-to-market of the Australian hedge book.

Reconciliation between basic and headline loss

	Headline earnings in cents per share Quarter ended March 2006
Basic loss	(46)
Profit on sale of mining assets	(4)
Headline loss	(50)

Our cash earnings for the year to date total 207 cents per share.

FOCUS ON OUR GROWTH PROJECTS REMAINS

Despite the harsh financial and operating conditions encountered in the past year the company has remained focused on rebuilding its growth strategy. Accordingly expenditure on all of the local and international growth projects continued as planned. During the past quarter a total of R391 million was spent on capital. Of this, R134 million was spent on our growth projects.

Capital expenditure (Rm)

OPERATIONAL CAPEX	Actual March 2006	Forecast June 2006
South African Operations	225	195
Australasian Operations	32	33
Total Operational Capex	**257**	**228**
PROJECT CAPEX		
Doornkop South Reef	33	36
Elandsrand New Mine	35	43
Tshepong North Decline	13	24
Phakisa Shaft	22	56
Target Shaft	12	14
PNG	19	26
Total Project Capex	**134**	**199**
TOTAL CAPEX	**391**	**427**

Our focus to grow the company, with respect to ounces and quality, continues and has led to a unique pipeline of projects in South Africa and abroad. We continued as planned with all of our South African projects. At our Hidden Valley project in PNG, the construction of the road is now past the 60% mark and it is envisaged that the team will reach the base camp on the mine by the end of June 2006. The construction of our Hidden Valley Mine in PNG is well on track and we believe that it will demonstrate to our shareholders our ability to also build mines internationally.

This graph indicates our growth profile over the next few years.



There are two unique aspects to note on the graph. Firstly Harmony has a significant growth profile over the next few years and secondly the quality of our asset base improves over time as can be seen from the actual underground recovery grades.

Cash position

Harmony Group cash reconciliation for March 2006

Cash and equivalents on 31 December 2005 (R'million)	**2 914.4**
Operational	**(51.2)**
Operating profit	305.6
Capex – net	(231.1)
Development cost capitalised	(160.2)
Corporate/exploration expenditure	(26.7)
Care and maintenance costs	(29.4)
Interest paid	(96.1)
Movement in working capital excluding accrued liabilities	80.3
Movement in accrued liabilities	7.4
Other items	98.9
Non operational	**(1 082.0)**
Net sundry revenue	76.5
Foreign exchange losses	(1.1)
Shares issued – net of expenses	12.2
Australian hedge close outs	(62.6)
SARS payments	(5.2)
Payment BOE loan (ARMgold)	(89.6)
RMB loan raised	1 000.0
Investment in Western Areas	(2 012.2)
Cash and equivalents on 31 March 2006	**1 781.2**

During the past quarter our cash balance decreased from R2 914 million to R1 781 million. The breakdown shows an operating contribution of R305.6 million being offset by R356.8 million spent on Capex, corporate overheads, exploration, financing charges and working capital movements. A R1 000 million loan raised by RMB partially financed the acquisition of our investment in Western Areas at a total cost of R2 012.2 million.

OPERATIONAL REVIEW

Operational highlights were as follows:

- Tshepong holed correctly with Phakisa mine on 66 level after 5 360m of development.
- CONOPS implementation at Masimong 5 was completed at the end of the quarter.
- The North shaft at Joel Mine was commissioned in March 2006.
- On Kalgold a new contract has been awarded for the mining operation.

Quarterly profit comparison for operations

OPERATION	WORKING PROFIT (Rm)			VARIANCES (Rm)			
	December 2005	March 2006	Variance	Volume	Grade	Price	Costs
South African operations							
Quality ounces	263.7	245.7	(18.0)	(32.4)	(63.9)	69.9	8.4
Growth ounces	(2.5)	(21.0)	(18.5)	17.9	(44.1)	11.7	(4.0)
Leverage ounces	76.0	36.2	(39.8)	(98.6)	(15.2)	38.2	35.8
Surface operations	10.9	13.0	2.1	(15.5)	(0.7)	6.0	12.3
Australasian operations	41.3	31.7	(9.6)	(4.5)	(33.6)	15.8	12.7
Total Harmony	**389.4**	**305.6**	**(83.8)**	**(133.1)**	**(157.5)**	**141.6**	**65.2**

Quality operations

Includes the following shafts: Target, Tshepong, Masimong, Evander and Randfontein's Cooke Shafts

		March 2006	December 2005
U/g tons milled	('000)	1 522	1 574
U/g recovery grade	(g/t)	5,69	6,10
U/g kilograms produced	(kg)	8 661	9 604
U/g working costs	(R/kg)	81 886	74 725
U/g working costs	(R/t)	466	456

Underground tons decreased by 3.3% to 1 522 million tons during the quarter whilst recovery grades decreased by 6.7% to 5.69 g/t. The combined effect of this was an 9.8% decrease in gold production to 8 661kg. Although real cost went down by 1.2% or R8.4 million, unit working costs in R/kg terms increased by 9.6% bringing the cost of production to R81 886/kg. This gave our Quality Operations a profit margin of 25.7% taking the average gold price received of R110 253. As a result of the decrease in volumes and grades, the operating profit dropped by 6.8% to R245.7 million compared with a profit of R263.7 million in the previous quarter.

Target Mine

The termination of the SMC equipment maintenance contract at Target mine was completed in December 2005. During the quarter the mine improved its flexibility by opening up more attacking points in the ore body. Tons mined subsequently improved by 22% to 203 000 tons whilst recovery grades remained constant. Unit costs in R/kg terms came down by 17.5% to R71 831/kg.

Tshepong Mine

Production tons dropped by 5% whilst the recovery grades remained fairly stable. The Continuous Operations (CONOPS) crews are settling in well and it is expected that the productivity initiatives will flow through to much better production volumes.

Masimong Mine

The implementation of CONOPS was completed towards the end of the March quarter and we are looking forward to the impact that this will bring on Masimong's profitability.

Evander

As predicted last quarter, volumes decreased by 5.5% from 402 000 tons to 380 000 tons. This was mainly due to the sill intrusion at Evander 7 shaft, which resulted in a 22.5% decrease in gold production from 2 524 kg to 1 956 kg.

Randfontein operations

In Randfontein tons milled were down 10% from 362 000 tons to 325 000 tons. Recovery grades also went down which led to a decrease of 16.5% in gold production to 1 763 kg.

Cooke 1 shaft is entering the last phase of its economic lifespan. The E8 conventional mining is largely depleted. Most of the reserves on this shaft now exist in the UE1A pillars, which is slow pillar mining. Production will therefore only continue in the remaining high grade pillars as well as vacuum reclamation mining. The planned production tonnage will reduce from 51,000 tons per month to 36,000 tons per month (–30%). However kilograms produced should only reduce by 13% due to mining shifting to the higher grade pillar areas. The shaft should be able to sustain this level of production for the next 18 months.

On Cooke 3 the fast tracking of the 128 South Project has been progressing well. This should result in a tonnage build up from 50,000 tons/m to 70,000 tons/m which we should start to see in May 2006.

Leveraged Operations

Shafts included under this section are Bambanani, Joel, West Shaft, St Helena 8, Harmony 2, Merriespruit 1 and 3 Shafts, Unisel and Brand 3 Shaft and Orkney 2 and 4 Shafts.

		March 2006	December 2005
U/g tons milled	('000)	1 055	1 252
U/g recovery grade	(g/t)	4,74	4,88
U/g kilograms produced	(kg)	4 996	6 113
U/g working costs	(R/kg)	102 857	90 074
U/g working costs	(R/t)	487	440

Volumes decreased by 15.7% to 1 055 tons and the recovery grade decreased by 3% to 4.74g/t. This led to gold production being down by 18.3% to 4 996 kg. Although real cost went down by 6.7% or R36,7 million, unit cost in R/kg terms increased by 14.2% to R102 857, which led to a profit margin of 6.6%.

The North shaft project at Joel Mine was completed during the quarter. This will create two more operating levels at Joel to ensure that we can maintain and improve volumes to 50 000 tons/m in the next six months.

We are proud to report that the Orkney 2 Shaft pillar is now mined out and that this was achieved without any serious accidents taking place.

SA Surface Operations (includes Kalgold)

		March 2006	December 2005
Surface tons milled	('000)	783	938
Surface recovery grade	(g/t)	0,98	0,99
Kilograms produced	(kg)	766	926
Working costs	(R/kg)	92 535	89 849
Working costs	(R/t)	91	89

Volume from surface sources decreased by 16.6% to 783 million tons during the quarter, whilst recovery grades stayed constant at 0.98g/t as a result gold produced dropped to 766 kg. Cash operating cost went down by 14.8% or R12 318 million, unit working cost in R/kg terms went up by 3% to R92 535/kg. This gave our surface operations a profit margin of 15.5%, taking with the average gold price received of R109 516. Our surface operations had an operating profit of R13 million compared with R10.9 million in the December quarter, an improvement of 19.2%.

Kalgold

Tonnage treated reduced by 8.5% for the quarter partly as a result of the failure of a leach tank which was off line for two weeks. The current mining contractor gave notice at the end of the previous quarter which necessitated a change in the mining contract. The new contract has been awarded to AL's project (a division of the AL's group). The change will be done in a phased approach and has already started.

Grades reduced by 33.4% for the quarter mainly due to the lower tonnages treated from D-Zone pit. Mining of the 4th step back will continue for the next two quarters. During this period grades will remain low as the plant will mainly be fed from low grade strategic ore.

AUSTRALIAN OPERATIONS
Highlights

- Seismic event negatively affected underground production at Mt Magnet.
- Further drilling of the Shirl deposit at South Kal Mines delineates an initial open pit reserve.
- Conversion from diesel to gas at the Mt Magnet power station has been completed.
- Hedge book reduced by 25 000 ounces.
- Burnside JV sale in Northern Territory completed with all conditions precedent met.
- Hidden Valley EMP accepted by the government.

		March 2006	December 2005
Tons milled	('000)	763	781
Recovery grade	(g/t)	2,02	2,45
Kilograms produced	(kg)	1 543	1 917
Working costs	(R/kg)	91 876	80 820
Working costs	(R/t)	186	198

The Australian operations generated an operating profit of A$7 million in the current quarter compared to A$8.5 million in the previous quarter.

During the quarter 25,000 ounces of hedged forward positions were closed out at a cost of A$14 million. These out of the money hedge positions were inherited with the acquisition of Hill 50 Gold NL and have an average strike price of A$515. The negative mark to market valuation of the outstanding hedge commitments at quarter end amounted to A$148 million, based on an A$ spot price of A$821/oz. During the June quarter an additional 75,000 ounces of hedged positions will come up for closure. A strategy will be implemented to mitigate the potential close out cost, which at current prices will amount to A$23 million.



Mount Magnet

Mt Magnet operations produced 34 204 ounces of gold in the March quarter from the milling of 430 164 tons of ore, compared with the production of 38 394 ounces of gold and the milling of 443 290 tons of ore in the December quarter. This resulted in a cash operating profit of A$6.8 million for the site in the current quarter compared with A$5.4 million in the previous quarter. The improved financial performance was directly related to the gold price, which increased by 18% quarter on quarter.

Underground production amounted to 21 861 ounces in the current quarter compared with 21 647 ounces in the December quarter, from the milling of 129 590 underground tons at 5.25 g/t compared with 104 108 tons milled in the previous quarter at 6.47 g/t. The increased tonnage was directly attributable to the St George underground mine, which is now fully operational. Production from St George partially offset the significant impact that a seismic event had on production from the Hill 50 underground mine.

The conversion of the diesel power station to gas was completed during the quarter, with capital spend on the project being paid back within two months as a result of savings on diesel costs.

South Kal Mines

The operation produced 15 395 ounces of gold in the quarter compared with 23 239 ounces in the December quarter from the milling of 332 669 tons of ore. The production profile of this site has been severely affected by production factors at Mt Marion underground. Ground stability problems due to increased stress levels within the lower stope access drives at Mt Marion continued to affect underground ore production. Tonnage from underground was 65 961 tons at 4.54 g/t compared with the previous quarter's production of 103 430 tons at 4.21 g/t. The site showed a cash operating profit for the quarter of A$0.1 million compared with A$3.1 million in the December quarter.

Reverse circulation development drilling continued during the quarter on the Shirl prospect located on Location 59. The grade tenor and width of intercepts continues to impress with results including;

06BSRC082	18m @ 7.3 g/t Au from 31m
06BSRC094	10m @ 8.1 g/t Au from 68m
06BSRC099	8m @ 10.0 g/t Au from 100m
06BSRC100	13m @ 7.3 g/t Au from 79m
06BSRC108	22m @ 13.4 g/t Au from 16m
06BSDD006	21m @ 8.3 g/t Au from 220m
06BSDD005	12m @ 6.0 g/t Au from 255m
06BSRC127	15m @ 12.6 g/t Au from 114m

The resource remains open at depths below the intercepts including 21m @ 8.3 g/t Au from 220m. Data suggests a northerly plunge to the high grade mineralisation, and strike of the high grade main lode is increasing at depth. Drilling to test the plunge extensions is planned.

Initial resource estimation, optimisation and pit design studies have delineated an initial open pit reserve estimate of 250,000 tons at 4.8 g/t for approximately 37 000 ounces. An estimated life of mine (LOM) of around nine to 12 months is expected. It will be ready for production within the first quarter of the new financial year. A final open pit design and financial analysis is expected to be available by the end of April with preliminary studies indicating a cash operating cost of around AU$400 per ounce. A drill programme to finalise some design and geological modelling parameters is to be completed in May with a possible commencement of mining after the completion of the Shirl pit mid-2007.

Production from Shirl will go towards replacing the expected shortfall in production ounces from Mt Marion. An additional 3,000 ounces per quarter is expected to be added to the current ounce profile during the early development stages of the pit.

AUSTRALIA –OTHER PROJECTS

All conditions precedent for the disposal of the Burnside Joint Venture were met on 30 March 2006 and the sale of the project became effective then. The first payment of A$4 million in cash as well A$5 million dollars worth of shares in GBS Gold International Inc was received at quarter-end, with the remainder to follow as per the payment schedule in October 2006 and October 2007.

GROWTH PROJECTS

Growth projects production performance (Elandsrand, Doornkop and Phakisa)

		March 2006	December 2005
U/g tons milled	('000)	343	312
U/g recovery grade	(g/t)	4,37	5,63
U/g kilograms produced	(kg)	1 498	1 756
U/g working costs	(R/kg)	124 774	104 188
U/g working costs	(R/t)	545	586

The Company remained focused on rebuilding its growth strategy. Good progress continues to be made at our Phakisa, Doornkop South reef, Tshepong sub-66 decline, Elandsrand New mine and Masimong projects locally. During the past quarter R115 million was spent on capital projects and the forecast for the June quarter amounts to R173 million.

The details of the local capital projects are discussed under the various project specific sections.

Doornkop South Reef Capital Project

Project Overview

Station development continued on 202, 207 and 212 levels, with preparations underway to start up station work on 205 level as well. 184m or 3 102 cubic metres were mined in this area during the period under review. Access development continues with a total of 138m advanced on 192 and 197 levels. The travelling way position to the 1st raise has also been reached on 197 level.

Shaft sinking operations went well with 107.1 metres being sunk, lined and equipped since December, in the area below 132 level. The rate of sinking has been increasing steadily with 40,4 metres advanced in the last month alone.

Sliping of the shaft to it's final diameter continued from 197 level for a distance of 150 metres. It has now reached the final level on 212 level where station-cutting operations are underway. Shaft sinking resumed from 212 level in April 2006. It is planned that the remaining 40 metres below 212 level will be sliped to final diameter before the sinking operation above reaches 192 level.

The updated schedule provides for the main shaft to be partially commissioned by December 2006.

Annual Capital Expenditure Profile

Table (Rm)	2003	2004	2005	2006	2007	2008	2009	2010	2011	Total
Actual Sunk	13	98	114	106						331
Forecast				36	183	167	124	64	54	628
Total	13	98	114	142	183	167	124	64	54	959

Elandsrand Project

Project Overview

During this quarter the sinking and equipping of the No. 2 Service shaft progressed to 18m past 102 level. The station on 102 level was also equipped. The crane gantry was commissioned towards the end March and will now assist with the mechanical installations in the 115 level pump station (pipes and pumps). The 115 level main electrical sub-station was developed during the quarter and the civil work will be started in April. The 92 level turbine dam (diameter 14 metres) is currently 4 metres down from 92 level. The reef ore pass system has been plugged on 100 level. This means that the entire mine's reef can now be hoisted from 115 level. The plugging of the waste system is planned for May 2006. The sliping of the No. 3 Service shaft headgear is nearing completion and the rope raise will be finished in June 2006.


ELANDSRAND MINE
MM SHAFT
RV SHAFT
SUB #
VENT #
2225 m 73 L
76 L
92 L
95 L
98 L
100 L
102 L
105 L
109 L
113 L
115 L
3566 m 117 L
REEF
WASTE
No 2 Service #
Turbine dam
102 Level Station equipped
ELANDSRAND NEW MINE
No 3 Service #
VCR
Cobra Dyke
2190 m
2621 m
1401 m
2943 m
Settlers
Pump Stn
Sub Station
Conveyor Belts

16

Access Development

The progress on 109 and 113 levels has been good during the past quarter. The table below shows the linear metres developed for the quarter.

	January	February	March	Total
109 Hlge	63.4	40.6	73.0	177.0
109 RAW	74.3	67.4	49.7	191.4
113 Hlge	62.5	51.7	68.6	182.8
113 RAW	56.8	84.3	72.1	213.2

Annual capital expenditure profile

Table (Rm)	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	Total
Actual Sunk	36	107	106	105	96	94					544
Forecast						33	127	67	23	4	254
Total	36	107	106	105	96	127	127	67	23	4	798

TSHEPONG – SUB 66 DECLINE PROJECT

Project Overview

A total of 5 008.2m of 6 281m development has been completed for the project to date. Despite severe ground conditions in the chairlift decline, which required secondary support, the team managed to develop a total of 889m for the quarter. The planned development rate has been adjusted to take poor ground conditions into consideration and extra time has been allowed for additional support.

Capital Expenditure Profile

Table (Rm)	2003	2004	2005	2006	2007	2008	Total
Actual Sunk	32.8	66.6	40.6	38.0			178
Forecast				17.4	55.0	29.9	102.3
Total	32.8	66.6	40.6	55.4	55.0	29.9	280.3

The capital expenditure has been reduced from R80.6 m to R55.4 m for this year. The main reasons for this reduction are as a result of:

– Slower build up of equipment for new levels.

– Slower development rates due to decline layout changes as a result of poor ground conditions.

– Tight budget controls on major engineering items and maintenance.

Other facts

(a) Date of first production: August 2006.

(b) Monthly production volumes at full production: 48 560 t/month.

(c) Average recovery grade at full production: 7.21 g/t.

MASIMONG PROJECTS

Project overview

A total of R8.2 million was spent during the quarter and 1 193m of capital development was completed. This was 872m below plan. The main reason for this underperformance was as a result of:

- The 1550 incline project had to be put on hold due to skills shortages on the labour side. The correct skills have subsequently been sourced and will be in position for the new quarter.

- Sealing operations of the fissure water on 1810 level is still continuing. It is envisaged that development in this area will only commence again during May 2006.

- Environmental constraints on 1750W and 2010W caused the team to stop mining in this area. The team is currently busy developing an airway from Masimong 4 shaft to establish through ventilation on 2010 level, which should eliminate the problem completely.

Annual Capital Expenditure profile

Table (Rm)	2001	2002	2003	2004	2005	2006	Total
Actual Sunk	26.4	38.7	24.5	21.1	20.9		131.6
Forecast					10.8	49.0	59.8
Total	26.4	38.7	24.5	21.1	31.7	49.0	191.4

Other facts

(a) Date of First production: Already in production.

(b) Monthly Production volumes at full production: 128 000 t/month.

(c) Average recovery grade at full production levels: 5.5 g/t.

HIDDEN VALLEY PROJECT

Access Road Update

Pioneering has progressed to the 24.4 km mark. Progress slowed in the later stages of the quarter as pioneering was being conducted in some of the more difficult sections of terrain encountered on the access road and also due to higher than normal rainfall events. Bulk out progressed to the 23.3km mark. Drainage has been increased in areas identified during heavy rainfall as having drainage problems.

Costs remain under budget and on target project to date.

Site Geological Update

A resource definition/grade control auger drilling programme commenced at the Hamata deposit during the quarter. To date eight holes have been completed and 120m of core has been recovered. Progress has been slow due to a shortfall of equipment which is currently being redesigned and modified. The programme is designed to better understand the near surface ore waste boundaries for mine scheduling and TSF construction activities.

EPCM Engineer

Discussions are progressing well with an EPCM Company with whom we have entered into exclusive negotiations for the provision of EPCM services for the Hidden Valley project. These discussions also include the expansion of the scope of work for the EPCM engineer to supervise engineering, procurement and construction management of the civil works (roads and bulk earthworks). This will enable a more streamlined process and reduce the influence of boundaries of scope works. The result of this change is to improve the construction efficiency and increase the certainty in the implementation schedule.

Environment

The Environment Management Plan submitted on 22 November 2005 has been approved. This approval was required prior to any construction or mining activities being undertaken on the mining lease. Work continues on baseline and monitoring of operations.

Community Affairs/Landowner Discussions

Meetings were held in Lae during the quarter with various land owner representative groups as well as officials from the provincial and national government where concerns were raised by both parties about the company's compliance with the Memorandum of Agreement. These meetings resolved the concerns raised, but did highlight the fact that the company will have to be proactive in its dealings with landowners.

WAFI/GOLPU PRE-FEASIBILITY STUDY
Geology and assay results

Assay results for the first two holes in the geotechnical program show wide, high grade intercepts, suggesting that the resource may be increased when remodelled. Results obtained were:

WR205: 549m @ 1.6% Cu and 0.6 g/t Au from 127.8m.

WR206: 507m @ 1.5% Cu and 0.5 g/t Au from 173m.

Potential increases in the Golpu copper resources are particularly exciting, with copper prices at record highs, exceeding US$2.50 per pound. Initial scoping studies for Golpu, which recommended advancement of the project to feasibility stage, were completed at US$0.90 and US$1.40 per pound. The current bult copper market adds significant value to the Golpu copper/gold project.

Remodelling of Wafi Gold A, B, and Link Zones is in progress. Remodelling includes the most recent drilling results and is focused on development of a model with practical mining requirements accounted for.

New drill holes relative to existing ore body model



Engineering and mining studies

Process establishment and an engineering contract has been awarded to Aker Kvaerner. Aker Kvaerner will commence work at the start of the next quarter, firstly assisting with the design and management of metallurgical test work programmes, and later undertaking engineering and process design and costing responsibilities. This is a major milestone in the development of the Wafi project.

SRK Consultants commenced scoping level studies for the Link Zone and non-refractory gold resources identified at Wafi. Should positive results be achieved, both of these projects will be advanced to pre-feasibility level in parallel with the Golpu copper/gold project.

Initial work on the non refractory gold deposits was encouraging, identifying indicated and inferred reserves of 16.3 million tons at 1.87 g/t.

Environment and External Relations

Water monitoring and environmental drilling permits were issued for EL440 (all pre-feasibility drilling work is contained on this lease). All permits required for completion of the study are held by the company.

Key permitting, social mapping and community relations consultants have agreed to provide their services at Wafi. All consultants have extensive PNG mining project experience and are recognised as the leaders in the country. This step is considered as critical in the advancement of Wafi. The project has a history of difficult traditional land owner issues (which have always been able to be resolved) however addressing as many issues as possible, as early as possible, will minimise any potential impact on the project.

Activities for the next quarter

Work to be completed in the next quarter will include:
– Continuation of drilling at Golpu using two drill rigs;

– Selection and commencement of additional metallurgical test work;

– Update of Golpu geological model;

– Commencement of waste and ore characterisation for environmental study purposes;

– Advancement of non-refractory gold and Link Zone scoping studies, with a view to requesting approval to proceed to pre-feasibility by August 2006;

– Preliminary visits to flat land of the Watut valley for the purpose of identification of plant, infrastructure and tailings dam sites;

– Continuation of dialogue with Yanta, Hengambu and Babwaf people to ensure continued support of the project.

OPERATING AND FINANCIAL RESULTS (Rand/metric) (unaudited)

		Underground production – South Africa			
		Quality Ounces	Growth Projects	Leve-raged Ounces	Sub-total
Ore milled – t'000	Mar-06	1 522	343	1 055	2 920
	Dec-05	1 574	312	1 252	3 138
Gold produced – kg	Mar-06	8 661	1 498	4 996	15 155
	Dec-05	9 604	1 756	6 113	17 473
Yield – g/t	Mar-06	5.69	4.37	4.74	5.19
	Dec-05	6.10	5.63	4.88	5.57
Cash operating costs – R/kg	Mar-06	81 886	124 774	102 857	93 040
	Dec-05	74 725	104 188	90 074	83 057
Cash operating costs – R/t	Mar-06	466	545	487	483
	Dec-05	456	586	440	462
Working revenue (R'000)	Mar-06	954 903	165 919	550 139	1 670 961
	Dec-05	981 335	180 504	626 599	1 788 438
Cash operating costs (R'000)	Mar-06	709 214	186 912	513 873	1 409 999
	Dec-05	717 658	182 954	550 621	1 451 233
Cash operating profit (R'000)	Mar-06	245 689	(20 993)	36 266	260 962
	Dec-05	263 677	(2 450)	75 978	337 205
Capital expenditure (R'000)	Mar-06	145 579	127 022	67 254	339 855
	Dec-05	148 711	135 214	59 391	343 316

Quality Ounces – Evander Shafts, Randfontein Cooke Shafts, Target, Tshepong, Masimong

Growth Projects – Doornkop shaft and South Reef Project, Elandsrand shaft and New Mine Project, Phakisa shaft, Tshepong Decline Project

Leveraged Ounces – Bambanani, Joel, West, St Helena 8, Harmony 2, Merriespruit 1 and 3, Unisel, Brand 3 and Orkney 2 and 4

OPERATING AND FINANCIAL RESULTS (Rand/metric) (unaudited)

		South Africa Surface	South Africa Total	Australia Total	Harmony Total
Ore milled – t'000	**Mar-06**	783	3 703	763	4 466
	Dec-05	938	4 076	781	4 857
Gold produced – kg	**Mar-06**	766	15 921	1 543	17 464
	Dec-05	926	18 399	1 917	20 316
Yield – g/t	**Mar-06**	0.98	4.30	2.02	3.91
	Dec-05	0.99	4.51	2.45	4.18
Cash operating costs – R/kg	**Mar-06**	92 535	93 014	91 876	92 914
	Dec-05	89 849	83 398	80 820	83 154
Cash operating costs – R/t	**Mar-06**	91	400	186	363
	Dec-05	89	376	198	348
Working revenue (R'000)	**Mar-06**	83 889	1 754 850	173 421	1 928 271
	Dec-05	94 098	1 882 536	196 270	2 078 806
Cash operating costs (R'000)	**Mar-06**	70 882	1 480 881	141 764	1 622 645
	Dec-05	83 200	1 534 433	154 931	1 689 364
Cash operating profit (R'000)	**Mar-06**	13 007	273 969	31 657	305 626
	Dec-05	10 898	348 103	41 339	389 442
Capital expenditure (R'000)	**Mar-06**	785	360 640	50 586	391 226
	Dec-05	304	343 620	105 103	448 723

TOTAL OPERATIONS – QUARTERLY FINANCIAL RESULTS (Rand/metric) (unaudited)

			Quarter ended 31 March 2006	Quarter ended 31 December 2005	Quarter ended 31 March 2005 (restated)
Ore milled	t'000		4 466	4 857	5 463
Gold produced	kg		17 464	20 316	21 126
Gold price received	R/kg		110 399	102 333	83 273
Cash operating costs	R/kg		92 914	83 154	79 333
			R million	R million	R million
Revenue			**1 928**	2 079	1 759
Cash operating costs		(1)	**1 622**	1 690	1 676
Cash operating profit			**306**	389	83
Amortisation and depreciation of mining properties, mine development costs and mine plant facilities		(1)	**(270)**	(249)	(246)
Corporate, administration and other expenditure			**(6)**	(72)	(46)
Provision for rehabilitation costs			**(1)**	(2)	(14)
Operating profit/(loss)			**29**	66	(223)
Amortisation and depreciation other than mining properties, mine development costs and mine plant facilities			**(17)**	(10)	(10)
Employment termination and restructuring costs			**–**	(15)	(142)
Care and maintenance costs			**(30)**	(27)	(29)
Share based compensation			**(30)**	(30)	(19)
Exploration expenditure			**(21)**	(32)	(13)
Profit on sale of investment in Gold Fields			**–**	306	–
Mark-to-market of listed investments			**22**	22	–
Interest paid			**(96)**	(98)	(96)
Interest received			**71**	48	24
Other expenses income/(expenses) – net			**5**	6	(15)
(Loss)/gain on financial instruments			**(260)**	(183)	51
(Loss)/gain on foreign exchange			**(1)**	(21)	21
Loss on sale of listed investments and subsidiaries			**–**	(1)	(111)
Impairment of fixed assets			**–**	–	(1 513)
(Loss)/profit before tax			**(328)**	31	(2 075)
Current tax – (expense)			**(1)**	(4)	(5)
Deferred tax – benefit/(expense)		(1)	**147**	(5)	428
Net (loss)/profit			**(182)**	22	(1 652)
(1) The change in accounting policy on capitalisation of mine development costs had the following effect:					
– Cash operating costs – decrease			**160**	161	138
– Amortisation and depreciation of mining properties, mine development costs and mine plant facilities			**(88)**	(75)	(59)
– Deferred tax – expense			**(16)**	(18)	(15)
– Net effect of change in accounting policy			**56**	68	64

The effects of the change in policy are in the process of being audited. The company does not expect any material change to arise from the audit.

24

TOTAL OPERATIONS – QUARTERLY FINANCIAL RESULTS (Rand/metric) (unaudited)

	Quarter ended 31 March 2006	Quarter ended 30 December 2005	Quarter ended 31 March 2005 (restated)
Loss per share – cents*			
– Basic earnings/(loss)	**(46)**	6	(420)
– Headline loss	**(50)**	(75)	(96)
– Fully diluted earnings/(loss)** ***	**(46)**	6	(420)
Dividends per share – (cents)			
– Interim	–	–	–
– Proposed final	–	–	–

  * *Calculated on weighted average number of shares in issue at quarter end March 2006: 393.4 million (December 2005: 392.7 million) (March 2005: 393.2 million).*

  ** *Calculated on weighted average number of diluted shares in issue at quarter end March 2006: 400.5 million (December 2005: 398.5 million) (March 2005: 392.9 million).*

*** *The effect of the share options is anti-dilutive.*

Reconciliation of headline loss:			
Net (loss)/profit	**(182)**	22	(1 652)
Adjustments:			
– Profit on sale of assets	**(13)**	(12)	(18)
– Loss on sale of ARM Ltd – net of tax	–	–	111
– Loss on disposal of Sangold investment	–	1	–
– Profit on disposal of investment in Gold Fields	–	(306)	–
– Impairment of fixed assets – net of tax	–	–	1 182
Headline loss	**(195)**	(295)	(377)

TOTAL OPERATIONS – YEAR TO DATE FINANCIAL RESULTS (Rand/metric) (unaudited)

			Year to date 31 March 2006	Year to date 31 March 2005 (restated)
Ore milled	t'000		**13 923**	17 943
Gold produced	kg		**56 999**	71 552
Gold price received	R/kg		**101 282**	83 450
Cash operating costs	R/kg		**87 019**	73 751
			R million	R million
Revenue			**5 773**	5 971
Cash operating costs		(1)	**4 960**	5 277
Cash operating profit			**813**	694
Amortisation and depreciation of mining properties, mine development costs and mine plant facilities		(1)	**(763)**	(799)
Corporate, administration and other expenditure			**(134)**	(125)
Provision for rehabilitation costs			**(6)**	(42)
Operating loss			**(90)**	(272)
Amortisation and depreciation other than mining properties, mine development costs and mine plant facilities			**(38)**	(25)
Employment termination and restructuring costs			**86**	(322)
Care and maintenance costs			**(145)**	(112)
Share based compensation			**(93)**	(49)
Exploration expenditure			**(71)**	(57)
Profit on sale of investment in Gold Fields			**306**	–
Mark-to-market of listed investments			**65**	–
Interest paid			**(290)**	(300)
Interest received			**171**	87
Other expenses – net			**(9)**	(30)
(Loss)/gain on financial instruments			**(558)**	23
(Loss)/gain on foreign exchange			**(2)**	34
Loss on sale of listed investments and subsidiaries			**(1)**	–
Profit on Australian-listed investments			**–**	4
Loss on sale of listed investments and subsidiaries			**–**	(111)
Impairment of fixed assets			**–**	(1 513)
Loss before tax			**(669)**	(2 643)
Current tax – (expense)/benefit			**(5)**	34
Deferred tax – benefit		(1)	**190**	474
Net loss			**(484)**	(2 135)
(1) The change in accounting policy on capitalisation of mine development costs had the following effect:				
– Cash operating costs – decrease			**455**	453
– Amortisation and depreciation of mining properties, mine development costs and mine plant facilities			**(234)**	(172)
– Deferred tax – expense			**(46)**	(53)
– Net effect of change in accounting policy			**175**	228

The effects of the change in policy are in the process of being audited. The company does not expect any material change to arise from the audit.

TOTAL OPERATIONS – YEAR TO DATE FINANCIAL RESULTS (Rand/metric) (unaudited)

	Year to date 31 March 2006	Year to date 31 March 2005 (restated)
Loss per share – cents*		
– Basic loss	(123)	(605)
– Headline loss	(211)	(255)
– Fully diluted loss** ***	(123)	(605)
Dividends per share – (cents)		
– Interim	–	–
– Proposed final	–	–

* Calculated on weighted average number of shares in issue for 9 months to March 2006: 392.9 million (March 2005: 352.7 million).

** Calculated on weighted average number of diluted shares in issue for 9 months to March 2006: 398.1 million (March 2005: 352.7 million).

*** The effect of the share options is anti-dilutive.

Reconciliation of headline loss:		
Net loss	(484)	(2 135)
Adjustments:		
– Profit on sale of assets	(40)	(52)
– Profit on Australian listed investments	–	(4)
– Loss on sale of ARM ltd – net of tax	–	111
– Loss on disposal of Sangold investment	1	–
– Profit on disposal of investment in Gold Fields	(306)	–
– Impairment of fixed assets – net of tax	–	1 182
Headline loss	**(829)**	**(898)**

ABRIDGED BALANCE SHEET AT 31 MARCH 2006 (Rand)

	At 31 March 2006 R million (Unaudited)	At 31 December 2005 R million (Unaudited)	At 31 March 2005 R million (Unaudited) (restated)
ASSETS			
Non-current assets			
Property, plant and equipment	**22 628**	22 735	22 267
Intangible assets	**2 268**	2 268	2 268
Investments	**2 259**	2 191	6 531
Investments in associates	**2 012**	–	–
	29 167	**27 194**	**31 066**
Current assets			
Inventories	**593**	560	571
Receivables	**775**	744	614
Income and mining taxes	**28**	24	18
Cash and cash equivalents	**1 781**	2 914	(233)
	3 177	**4 242**	**970**
Total assets	**32 344**	**31 436**	**32 036**
EQUITY AND LIABILITIES			
Share capital and reserves			
Issued capital	**25 702**	25 689	25 512
Fair value and other reserves	**(791)**	(717)	(1 501)
Deferred share-based compensation	**(156)**	(185)	(110)
Accumulated loss	**(1 895)**	(1 708)	(430)
	22 860	**23 079**	**23 471**
Non-current liabilities			
Long-term borrowings	**2 549**	2 506	2 944
Net deferred taxation liabilities	**1 963**	2 122	2 369
Net deferred financial liabilities	**679**	498	452
Long-term provisions	**943**	943	847
	6 134	**6 069**	**6 612**
Current liabilities			
Accounts payables	**1 035**	892	997
Accrued liabilities	**316**	309	340
Short-term portion of long-term borrowings	**1 981**	1 079	607
Shareholders for dividends	**18**	8	9
	3 350	**2 288**	**1 953**
Total equity and liabilities	**32 344**	**31 436**	**32 036**
Number of ordinary shares in issue	**394 369 190**	394 161 367	393 231 894
Net asset value per share (cents)	**5 797**	5 853	5 969

The balance sheet at 30 June 2005 is in accordance with the audited balance sheet except for the effects of the adoption of IFRS 2, Share-based payments, and the change in the accounting policy relating to the capitalisation of development costs.

OPERATING AND FINANCIAL RESULTS (US$/imperial) (unaudited)

		Underground production – South Africa			
		Quality Ounces	Growth Projects	Leve-raged Ounces	Sub total
Ore milled – t'000	Mar-06	1 678	378	1 163	3 219
	Dec-05	1 736	344	1 381	3 461
Gold produced – oz	Mar-06	278 456	48 162	160 624	487 242
	Dec-05	308 774	56 456	196 537	561 767
Yield – oz/t	Mar-06	0.17	0.13	0.14	0.15
	Dec-05	0.18	0.16	0.14	0.16
Cash operating costs – $/oz	Mar-06	414	631	520	471
	Dec-05	356	496	429	396
Cash operating costs – $/t	Mar-06	69	80	72	71
	Dec-05	63	81	61	64
Working revenue ($'000)	Mar-06	155 299	26 984	89 471	271 754
	Dec-05	150 267	27 640	95 948	273 855
Cash operating costs ($'000)	Mar-06	115 342	30 398	83 573	229 313
	Dec-05	109 892	28 015	84 314	222 221
Cash operating profit ($'000)	Mar-06	39 957	(3 414)	5 898	42 441
	Dec-05	40 375	(375)	11 634	51 634
Capital expenditure ($'000)	Mar-06	23 676	20 658	10 938	55 272
	Dec-05	22 771	20 705	9 094	52 570

Quality Ounces – Evander Shafts, Randfontein Cooke Shafts, Target, Tshepong, Masimong

Growth Projects – Doornkop shaft and South Reef Project, Elandsrand shaft and New Mine Project, Phakisa shaft, Tshepong Decline Project

Leveraged Ounces – Bambanani, Joel, West, St Helena 8, Harmony 2, Merriespruit 1 and 3, Unisel, Brand 3 and Orkney 2 and 4

OPERATING AND FINANCIAL RESULTS (US$/imperial) (unaudited)

		South Africa Surface	South Africa Total	Australia Total	Harmony Total
Ore milled – t'000	Mar-06	863	4 082	841	4 923
	Dec-05	1 034	4 495	861	5 356
Gold produced – oz	Mar-06	24 627	511 869	49 608	561 477
	Dec-05	29 771	591 538	61 633	653 171
Yield – oz/t	Mar-06	0.03	0.13	0.06	0.11
	Dec-05	0.03	0.13	0.07	0.12
Cash operating costs – $/oz	Mar-06	468	471	465	470
	Dec-05	428	397	385	396
Cash operating costs – $/t	Mar-06	13	59	27	54
	Dec-05	12	52	28	48
Working revenue ($'000)	Mar-06	13 643	285 397	28 204	313 601
	Dec-05	14 409	288 264	30 054	318 318
Cash operating costs ($'000)	Mar-06	11 528	240 841	23 056	263 897
	Dec-05	12 740	234 961	23 724	258 685
Cash operating profit ($'000)	Mar-06	2 115	44 556	5 148	49 704
	Dec-05	1 669	53 303	6 330	59 633
Capital expenditure ($'000)	Mar-06	128	55 400	8 227	63 627
	Dec-05	47	52 617	16 094	68 711

TOTAL OPERATIONS – QUARTERLY FINANCIAL RESULTS (US$/imperial) (unaudited)

			Quarter ended 31 March 2006	Quarter ended 31 December 2005	Quarter ended 31 March 2005 (restated)
Ore milled	t'000		4 923	5 356	6 024
Gold produced	oz		561 477	653 171	679 251
Gold price received	$/oz		559	487	431
Cash operating costs	$/oz		470	396	411
			$ million	$ million	$ million
Revenue			314	318	293
Cash operating costs		(1)	264	259	279
Cash operating profit			**50**	59	14
Amortisation and depreciation of mining properties, mine development costs and mine plant facilities		(1)	**(44)**	(38)	(41)
Corporate, administration and other expenditure			**(1)**	(11)	(8)
Provision for rehabilitation costs			**–**	–	(2)
Operating profit/(loss)			**5**	10	(37)
Amortisation and depreciation other than mining properties, mine development costs and mine plant facilities			**(3)**	(2)	(2)
Employment termination and restructuring costs			**–**	(2)	(24)
Care and maintenance costs			**(5)**	(4)	(5)
Share based compensation			**(5)**	(5)	(3)
Exploration expenditure			**(3)**	(5)	(2)
Profit on sale of investment in Gold Fields			**–**	47	–
Mark-to-market of listed investments			**4**	3	–
Interest paid			**(16)**	(15)	(16)
Interest received			**12**	7	4
Other expenses income/(expenses)- net			**1**	1	(3)
(Loss)/profit on financial instruments			**(42)**	(28)	9
(Loss)/gain on foreign exchange			**–**	(3)	4
Loss on sale of listed investments and subsidiaries			**–**	–	(19)
Impairment of fixed assets			**–**	–	(252)
(Loss)/profit before tax			**(52)**	4	(346)
Current tax – expense			**–**	(1)	(1)
Deferred tax – benefit/(expense)		(1)	**24**	(1)	71
Net (loss)/profit			**(28)**	2	(276)
(1) The change in accounting policy on capitalisation of mine development costs had the following effect:					
– Cash operating costs – decrease			**26**	25	23
– Amortisation and depreciation of mining properties, mine development costs and mine plant facilities			**(14)**	(11)	(10)
– Deferred tax – expense			**(3)**	(3)	(3)
– Net effect of change in accounting policy			**9**	11	10

The effects of the change in policy are in the process of being audited. The company does not expect any material change to arise from the audit.

TOTAL OPERATIONS – QUARTERLY FINANCIAL RESULTS (US$/imperial) (unaudited)

	Quarter ended 31 March 2006	Quarter ended 31 December 2005	Quarter ended 31 March 2005 (restated)
Loss per share – cents*			
– Basic earnings/(loss)	**(8)**	1	(70)
– Headline loss	**(8)**	(12)	(16)
– Fully diluted earnings/(loss) ** ***	**(8)**	1	(70)
Dividends per share – (cents)	**–**		
– Interim	**–**	–	–
– Proposed final	**–**	–	–

Currency conversion rates average for the quarter: March 2006: US$1=R6.15 (December 2005: US$1=R6.53) (March 2005: US$1=R6.00)

   * *Calculated on weighted average number of shares in issue at quarter end March 2006: 393.4 million (December 2005: 392.7 million) (March 2005: 393.2 million).*

  ** *Calculated on weighted average number of diluted shares in issue at quarter end March 2006: 400.5 million (December 2005: 398.5 million) (March 2005: 392.9 million).*

*** *The effect of the share options is anti-dilutive.*

Reconciliation of headline loss:			
Net (loss)/profit	**(28)**	2	(276)
Adjustments:			
– Profit on sale of assets	**(2)**	(2)	(3)
– Loss on sale of ARM Ltd – net of tax	**–**	–	19
– Loss on disposal of Sangold investment	**–**	–	–
– Profit on disposal of investment in Gold Fields	**–**	(47)	–
– Impairment of fixed assets – net of tax	**–**	–	197
Headline loss	**(30)**	**(47)**	**(63)**

TOTAL OPERATIONS – YEAR TO DATE FINANCIAL RESULTS (US$/imperial) (unaudited)

			Year to date 31 March 2006	Year to date 31 March 2005 (restated)
Ore milled	t'000		15 353	19 786
Gold produced	oz		1 832 552	2 300 440
Gold price received	$/oz		493	423
Cash operating costs	$/oz		423	374
			$ million	$ million
Revenue			903	973
Cash operating costs		(1)	776	860
Cash operating profit			127	113
Amortisation and depreciation of mining properties, mine development costs and mine plant facilities		(1)	(119)	(130)
Corporate, administration and other expenditure			(21)	(21)
Provision for rehabilitation costs			(1)	(7)
Operating loss			(14)	(45)
Amortisation and depreciation other than mining properties, mine development costs and mine plant facilities			(6)	(4)
Employment termination and restructuring costs			13	(53)
Care and maintenance costs			(22)	(18)
Share based compensation			(15)	(8)
Exploration expenditure			(11)	(9)
Profit on sale of investment in Goldfields			48	–
Mark-to-market of listed investments			10	–
Interest paid			(45)	(49)
Interest received			27	14
Other expenses – net			(2)	(5)
(Loss)/gain on financial instruments			(87)	4
Gain on foreign exchange			–	6
Loss on sale of listed investments and subsidiaries			–	(18)
Impairment of fixed assets			–	(252)
Loss before tax			(104)	(437)
Current tax – (expense)/benefit			(1)	5
Deferred tax – benefit		(1)	30	77
Net loss			(75)	(355)

(1) The change in accounting policy on capitalisation of mine development costs had the following effect:

– Cash operating costs – decrease	71	74
– Amortisation and depreciation of mining properties, mine development costs and mine plant facilities	(37)	(28)
– Deferred tax – expense	(7)	(9)
– Net effect of change in accounting policy	27	37

The effects of the change in policy are in the process of being audited. The company does not expect any material change to arise from the audit.

TOTAL OPERATIONS – YEAR TO DATE FINANCIAL RESULTS (US$/imperial) (unaudited)

	Year to date 31 March 2006	Year to date 31 March 2005 (restated)
Loss per share – cents*		
– Basic loss	**(19)**	(101)
– Headline loss	**(33)**	(43)
– Fully diluted loss** ***	**(19)**	(101)
Dividends per share – (cents)		
– Interim	**–**	–
– Proposed final	**–**	–

Prepared in accordance with International Financial Reporting Standards.

Currency conversion rates average for the 9 months to: March 2006: US$1=R6.39 (March 2005: US$1=R6.14).

* Calculated on weighted average number of shares in issue for 9 months to March 2006: 392.9 million (March 2005: 352.7 million).

** Calculated on weighted average number of diluted shares in issue for 9 months to March 2006: 398.1 million (March 2005: 352.7 million).

*** The effect of the share options is anti-dilutive.

Reconciliation of headline loss:		
Net loss	**(75)**	(355)
Adjustments:		
– Profit on sale of assets	**(6)**	(8)
– Profit on Australian listed investments	**–**	(1)
– Loss on sale of ARM ltd – net of tax	**–**	18
– Loss on disposal of Sangold investment		
– Profit on disposal of investment in Goldfields	**(48)**	–
– Impairment of fixed assets – net of tax	**–**	193
Headline loss	**(129)**	(153)

ABRIDGED BALANCE SHEET AT 31 MARCH 2006 (US$)

	At 31 March 2006 US$ million (Unaudited)	At 31 December 2005 US$ million (Unaudited)	At 31 March 2005 US$ million (Unaudited) (restated)
ASSETS			
Non-current assets			
Property, plant and equipment	**3 679**	3 592	3 582
Intangible assets	**369**	358	365
Investments	**367**	346	1 051
Investments in associates	**327**	–	–
	4 742	4 296	4 998
Current assets			
Inventories	**96**	88	92
Receivables	**126**	118	99
Income and mining taxes	**5**	4	3
Cash and cash equivalents	**290**	460	(38)
	517	670	156
Total assets	**5 259**	4 966	5 154
EQUITY AND LIABILITIES			
Share capital and reserves			
Issued capital	**4 179**	4 058	4 105
Fair value and other reserves	**(129)**	(113)	(241)
Deferred share-based compensation	**(25)**	(29)	(18)
Accumulated loss	**(308)**	(270)	(69)
	3 717	3 646	3 777
Non-current liabilities			
Long-term borrowings	**414**	396	474
Net deferred taxation liabilities	**319**	335	381
Net deferred financial liabilities	**110**	79	73
Long-term provisions	**153**	149	136
	996	959	1 064
Current liabilities			
Accounts payables	**170**	141	158
Accrued liabilities	**51**	49	55
Short-term portion of long-term borrowings	**322**	170	98
Shareholders for dividends	**3**	1	2
	546	361	313
Total equity and liabilities	**5 259**	4 966	5 154
Number of ordinary shares in issue	**394 369 190**	394 161 367	393 231 894
Net asset value per share (US cents)	**943**	925	961

Balance sheet converted at conversion rate of US$ 1 = R6.15 (December 2005: R6.33) (March 2005: R6.22).

The balance sheet at 30 June 2005 is in accordance with the audited balance sheet except for the effects of the adoption of IFRS 2, Share-based payments, and the change in the accounting policy relating to the capitalisation of development costs.

CONDENSED STATEMENT OF CHANGES IN EQUITY
FOR THE NINE MONTHS ENDED 31 MARCH 2006 (unaudited)

	Issued share capital R million	Fair value and other reserves R million	Deferred share-based compensation R million	Retained earnings R million	Total R million
Balance at 1 July 2005	25 645	(670)	(248)	(1 406)	23 321
Issue of share capital	57	–	–	–	57
Currency translation adjustment and other	–	(121)	–	–	(121)
Adoption of IFRS 2, share-based payments	–	–	92	–	92
Net loss	–	–	–	(484)	(484)
Dividends paid	–	–	–	(5)	(5)
Balance at 31 March 2006	25 702	(791)	(156)	(1 895)	22 860
(restated)					
Balance as 1 July 2004	20 945	(1 186)	(27)	1 801	21 533
Issue of share capital	4 436	–	–	–	4 436
Currency translation adjustment and other	–	(315)	–	–	(315)
Adoption of IFRS 2, share-based payments	131	–	(83)	–	48
Net earnings	–	–	–	(2 135)	(2 135)
Dividends paid	–	–	–	(96)	(96)
Balance at 31 March 2005	25 512	(1 501)	(110)	(430)	23 471

	Issued share capital US$ million	Fair value and other reserves US$ million	Deferred share-based compensation US$ million	Retained earnings US$ million	Total US$ million
Balance as 1 July 2005	4 170	(109)	(40)	(229)	3 792
Issue of share capital	9	–	–	–	9
Currency translation adjustment and other	–	(20)	–	–	(20)
Adoption of IFRS 2, share-based payments	–	–	15	–	15
Net earnings	–	–	–	(78)	(78)
Dividends paid	–	–	–	(1)	(1)
Balance at 31 March 2006	4 179	(129)	(25)	(308)	3 717
(restated)					
Balance as 1 July 2004	3 370	(191)	(4)	290	3 465
Issue of share capital	714	–	–	–	714
Currency translation adjustment and other	–	(50)	–	–	(50)
Adoption of IFRS 2, share-based payments	21	–	(14)	–	7
Net earnings	–	–	–	(344)	(344)
Dividends paid	–	–	–	(15)	(15)
Balance at 31 March 2005	4 105	(241)	(18)	(69)	3 777

Balances translated at closing rates of: March 2006: US$1 = R6.15 (March 2005: US$1 = R6.22).

SUMMARISED CASH FLOW STATEMENT
FOR THE NINE MONTHS ENDED 31 MARCH 2006 (unaudited)

Nine months ended 31 March 2005 US$ million	Nine months ended 31 March 2006 US$ million		Nine months ended 31 March 2006 R million	Nine months ended 31 March 2005 R million
		Cash flow from operating activities		
(75)	(14)	Cash utilised by operations	(88)	(461)
17	28	Interest and dividends received	176	104
(31)	(22)	Interest paid	(143)	(192)
(8)	(1)	Income and mining taxes paid	(8)	(51)
(97)	(9)	Cash utilised by operating activities	(63)	(600)
		Cash flow from investing activities		
15	365	Net proceeds on disposal of listed investments	2 461	92
–	(327)	Acquisition of investment in associate	(2 012)	–
(161)	(182)	Net additions to property, plant and equipment	(1 164)	(989)
–	(3)	Other investing activities	(18)	1
(146)	(147)	Cash utilised by investing activities	(733)	(896)
		Cash flow from financing activities		
13	96	Long-term loans raised	615	81
(6)	9	Ordinary shares issued – net of expenses	55	(36)
(15)	–	Dividends paid	–	(95)
(8)	105	Cash generated/(utilised) by financing activities	670	(50)
(4)	66	**Foreign currency translation adjustments**	77	(101)
(255)	15	Net (decrease)/increase in cash and equivalents	(49)	(1 647)
217	275	Cash and equivalents – 1 July	1 830	1 414
(38)	290	Cash and equivalents – 31 March	1 781	(233)

Operating activities translated at average rates of: March 2006: US$1 = R6.39 (March 2005: US$1 = R6.14).

Closing balance translated at closing rates of: March 2006: US$1 = R6.15 (March 2005: US$1 = R6.22).

SUMMARISED CASH FLOW STATEMENT
FOR THE THREE MONTHS ENDED 31 MARCH 2006 (unaudited)

Three months ended 31 December 2005 US$ million	Three months ended 31 March 2006 US$ million		Three months ended 31 March 2006 R million	Three months ended 31 December 2005 R million
		Cash flow from operating activities		
(21)	37	Cash generated/(utilised) by operations	229	(136)
7	12	Interest and dividends received	76	48
(7)	(8)	Interest paid	(48)	(47)
–	(1)	Income and mining taxes paid	(5)	(2)
(21)	40	Cash generated/(utilised) by operating activities	252	(137)
		Cash flow from investing activities		
378	–	Net proceeds on disposal of listed investments	–	2 461
–	(327)	Acquisition of investment in associate	(2 012)	–
(67)	(61)	Net additions to property, plant and equipment	(378)	(436)
–	(3)	Other investing activities	(21)	3
311	(391)	Cash (utilised)/generated by investing activities	(2 411)	2 028
		Cash flow from financing activities		
–	148	Long-term loans raised	910	–
7	2	Ordinary shares issued – net of expenses	10	45
7	150	Cash generated by financing activities	920	45
10	31	**Foreign currency translation adjustments**	106	7
307	(170)	Net (decrease)/increase in cash and equivalents	(1 133)	1 943
153	460	Cash and equivalents – beginning of quarter	2 914	971
460	290	Cash and equivalents – end of quarter	1 781	2 914

Operating activities translated at average rates of: March 2006 quarter: US$1 = R6.15 (December 2005 quarter: US$1 = R6.53).

Closing balance translated at closing rates of: March 2006: US$1 = R6.15 (December 2005: US$1 = R6.33).

RECONCILIATION BETWEEN CASH OPERATING PROFIT AND CASH GENERATED/(UTILISED) BY OPERATIONS – PERIOD ENDED 31 MARCH 2006

	Nine months to 31 March 2006 R million	Nine months to 31 March 2005 R million	Quarter ended 31 March 2006 R million	Quarter ended 31 December 2005 R million
Cash operating profit	814	694	306	389
Other cash items per income statement:				
Other income	160	91	75	33
Employment termination, restructuring and care and maintenance costs	(59)	(434)	(30)	(42)
Corporate, administration and other expenditure	(134)	(125)	(6)	(72)
Exploration expenditure	(71)	(57)	(21)	(32)
Provision for rehabilitation costs	(6)	(4)	(1)	(2)
Cash flow statement adjustments:				
Cost of currency hedge and close out of hedges	(201)	(146)	(63)	(77)
Profit on sale of mining assets	(41)	(52)	(13)	(12)
Interest and dividends received	(176)	(104)	(76)	(48)
Other non-cash items	(52)	(59)	(30)	(24)
Effect of changes in operating working capital items:				
Receivables	(143)	246	(30)	(148)
Inventories	(15)	(40)	(33)	(8)
Accounts payable	(103)	(396)	144	(103)
Accrued liabilities	(61)	(75)	7	10
Cash (utilised)/generated by operations	(88)	(461)	229	(136)

NOTES TO THE RESULTS FOR THE PERIOD ENDED 31 MARCH 2006

1. Basis of accounting

The unaudited results for the quarter have been prepared using accounting policies that comply with International Financial Reporting Standards (IFRS). These consolidated quarterly statements are prepared in accordance with IFRS 34, Interim Financial Reporting. The accounting policies are consistent with those applied in the previous financial year, except for the adoption of the revised international accounting standards forthcoming from the IAS improvements project and the changes which are described in Note 2 and 3.

2. New accounting policies adopted

(a) Share-based Payments (IFRS 2)

On 1 July 2005, the Company adopted the requirements of IFRS 2, Share-based Payments. In accordance with the transitional provisions, IFRS 2 has been applied to all grants of equity-settled payments after 7 November 2002 that were unvested as at 1 January 2005. The Company issues equity-settled instruments to certain qualifying employees under an Employee Share Option Scheme to purchase shares in the Company's authorised but unissued ordinary share capital. Equity share-based payments are measured at the fair value of the equity instruments at the date of the grant. The total fair value of the options granted is recorded as deferred share-based compensation as a separate component of shareholders' equity with a corresponding amount recorded as share premium. The deferred share-based compensation is expensed over the vesting period, based on the Company's estimate of the number of shares that are expected to eventually vest. The Company used the binominal option pricing model in determining the fair value of the options granted.

The impact of this adjustment on the net profit/(loss) is an expense of R93 million for the March 2006 year to date (March 2005 year to date: R48 million) (March 2006 quarter: R30 million) (December 2005 quarter: R33 million) (March 2005 quarter: R19 million).

(b) Determining whether an arrangement contains a lease (IFRIC 4)

On 1 July 2005, the Company applied the requirements of IFRIC 4, Determining whether an arrangement contains a lease. The objective of the interpretation is to determine whether an arrangement contains a lease that falls within the scope of IAS 17, Leases. The lease is then accounted in accordance with IAS 17. The application of the interpretation had no impact on the results of the quarter or any prior reporting period.

3. Change in accounting policy

(a) Capitalisation of mine development costs

Previously mine development costs were capitalised when the reef horizon was intersected. Expenditure for all development that will give access to proven and probable ore reserves will now be capitalised. Capitalised costs are amortised over the estimated life of the proven and probable reserves to which the costs give access.

The impact of this adjustment on the net profit/(loss) is as follows:

– A decrease in the cash operating costs of R458 million for the March 2006 year to date (March 2005 year to date: R454 million) (March 2006 quarter: R160 million) (December 2005 quarter: R161 million) (March 2005 quarter: R138 million).

- Additional amortisation charges of R234 million for the March 2006 year to date (March 2005 year to date: R172 million) (March 2006 quarter: R88 million) (December 2005 quarter: R75 million) (March 2005 quarter: R59 million).
- Taxation effect of the capitalised development costs and additional amortisation charges of R47 million for March 2006 year to date (March 2005 year to date: R53 million) (March 2006 quarter: R16 million) (December 2005 quarter: R18 million) (March 2005 quarter: R15 million).

4. Investment in associate

On 9 March 2006, the Company announced that it had acquired a 29.2% investment in Western Areas Limited. The investment will be treated as an investment in an associate. The accounting policies of the associate is in line with the accounting policies of the Company, therefore no significant adjustments are foreseen. The most practicable date of the transaction for accounting purposes is 1 April 2006. The Company's portion of the results of the associate from 9 March 2006 to 31 March 2006 will therefore be accounted for in the June 2006 quarter.

5. Derivative financial instruments

Commodity contracts

The Harmony Group's outstanding commodity contracts against future production, by type at 31 March 2006 are indicated below. The total net delta of the hedge book at 31 March 2006 was 431,285 oz (13 414 kg).

Year		30 June 2006	30 June 2007	30 June 2008	30 June 2009	Total
AUSTRALIAN DOLLAR GOLD						
Forward contracts	Kilograms	2,333	4,572	3,110	3,110	13,126
	Ounces	75,000	147,000	100,000	100,000	422,000
	AUD per oz	509	515	518	518	515
Call options sold	Kilograms	–	311	–	–	311
	Ounces	–	10,000	–	–	10,000
	AUD per oz	–	562	–	–	562
Total commodity contracts	Kilograms	2,333	4,883	3,110	3,110	13,437
	Ounces	75,000	157,000	100,000	100,000	432,000
Total net gold*	Delta (kg)	2,333	4,881	3,105	3,096	13,414
	Delta (oz)	74,995	156,943	99,818	99,529	431,285

* The Delta of the hedge position indicated above, is the equivalent gold position that would have the same marked-to-market sensitivity for a small change in the gold price. This is calculated using the Black-Scholes option formula with the ruling market prices, interest rates and volatilities at 31 March 2006.

These contracts are classified as speculative and the marked-to-market movement is reflected in the income statement.

The mark-to-market of these contracts was a negative R654 million (negative USD106 million) at 31 March 2006 (at 31 December 2005: negative R486 million or negative USD77 million). The values at 31 March 2006 were based on a gold price of USD588 (AUD821) per ounce, exchange rates of USD1/R6.15 and AUD1/USD0.72 and prevailing market interest rates and volatilities at that date. These valuations were provided by independent risk and treasury management experts.

At 20 April 2006, the marked-to-market value of the hedge book was a negative R745 million (negative USD91 251 million), based on a gold price of USD644 (AUD865) per ounce, exchange rates of USD1/R5.96 and AUD1/USD0.74 and prevailing market interest rates and volatilities at that time.

These marked-to-market valuations are not predictive of the future value of the hedge position, nor of the future impact on the revenue of the company. The valuation represents the cost of buying all hedge contracts at the time of the valuation, at market prices and rates available at the time.

Harmony closed out 25,000oz forward contracts during the quarter ending 31 March 2006 at a cost of R62.6 million (USD 10.2 million). During the quarter ending 31 December 2005, Harmony closed out 10,000oz call option contracts at a cost of R3.3 million (USD 500,000).

Interest rate swaps

The Group has interest rate swap agreements to convert R600 million of its R1, 2 billion fixed rate bond to variable rate debt. The interest rate swap runs over the term of the bond, interest is received at a fixed rate of 13% and the company pays a floating rate based on JIBAR plus a spread ranging from 1.8% to 2.2%.

These transactions which mature in June 2006 are designated as fair value hedges. The marked-to-market value of the transactions was a positive R25 million (USD4 million) as at 31 March 2006 (at 31 December 2005 positive R11 million or USD 2 million), based on the prevailing interest rates and volatilities at the time.

Z B Swanepoel
Chief Executive

N V Qangule
Financial Director

Virginia
3 May 2006

DEVELOPMENT RESULTS (metric)

	Quarter ended 31 December 2005					Quarter ended 31 March 2006				
	Reef metres	Sampled metres	Channel width (cm's)	Channel value (g/t)	Gold (cmg/t)	Reef metres	Sampled metres	Channel width (cm's)	Channel value (g/t)	Gold (cmg/t)
Randfontein										
VCR Reef	1,599	1,407	83	21.39	1,767	1,206	1,099	61	29.34	1,797
UE1A	595	674	137	7.43	1,020	691	650	100	11.16	1,121
E8 Reef	57	57	186	2.08	387	238	149	152	5.01	762
Kimberley Reef	640	230	133	5.64	752	432	553	163	5.30	866
South Reef	0	0	0	0.00	0	0	0	0	0	0
All Reefs	**2,890**	**2,368**	**106**	**13.47**	**1,423**	**2,567**	**2,451**	**100**	**13.42**	**1,345**
Free State										
Basal	1,354	1,174	91	11.98	1,091	1,360	929	97	11.98	1,156
Leader	1,040	894	187	6.13	1,148	974	900	167	5.03	839
A Reef	708	668	87	4.87	425	603	530	89	5.56	494
Middle	137	144	250	3.57	892	197	198	241	4.27	1,029
B Reef	515	488	65	23.43	1,523	431	363	80	11.05	884
All Reefs	**3,753**	**3,368**	**119**	**8.65**	**1,028**	**3,564**	**2,920**	**125**	**7.19**	**896**
Evander										
Kimberley Reef	**1,772**	**1,695**	**59**	**13.97**	**818**	**1,312**	**1,308**	**68**	**21.84**	**1,492**
Elandskraal										
VCR Reef	**158**	**248**	**168**	**9.29**	**1,561**	**421**	**396**	**497**	**4.55**	**2,261**
Orkney										
Vaal Reef	140	0	0	0.00	0	0	0	0	0.00	0
VCR	0	0	0	0.00	0	0	0	0	0.00	0
All Reefs	**140**	**0**	**0**	**0.00**	**0**	**0**	**0**	**0**	**0.00**	**0**
Target										
Elsburg	**448**	**377**	**277**	**5.69**	**1,576**	**585**	**470**	**331**	**3.92**	**1,298**
Freegold JV										
Basal	1,538	1,388	31	46.32	1,424	1,180	1,053	35	50.32	1,779
Beatrix	242	249	155	8.09	1,251	191	171	126	5.60	703
Leader	45	45	208	4.39	911	17	9	210	4.43	930
B Reef	0	0	0	0.00	0	0	0	0	0.00	0
All Reefs	**1,825**	**1,682**	**54**	**25.73**	**1,385**	**1,388**	**1,233**	**49**	**33.04**	**1,624**

DEVELOPMENT RESULTS (imperial)

	Quarter ended 31 December 2005					Quarter ended 31 March 2006				
	Reef feet	Sampled feet	Channel width (inches)	Channel value (oz/t)	Gold (in.oz/t)	Reef feet	Sampled feet	Channel width (inches)	Channel value (oz/t)	Gold (in.oz/t)
Randfontein										
VCR Reef	5,244	4,615	33	0.62	20	3,958	3,606	24	0.86	21
UE1A	1,951	2,211	54	0.22	12	2,266	2,133	40	0.33	13
E8 Reef	187	187	73	0.05	4	781	489	60	0.15	9
Kimberley Reef	2,101	755	52	0.17	9	1,418	1,814	64	0.16	10
South Reef	0	0	0	0.00	0	0	0	0	0.00	0
All Reefs	**9,483**	**7,767**	**42**	**0.38**	**16**	**8,423**	**8,041**	**39**	**0.38**	**15**
Free State										
Basal	4,442	3,852	36	0.35	13	4,461	3,048	38	0.35	13
Leader	3,411	2,933	74	0.18	13	3,195	2,953	66	0.15	10
A Reef	2,322	2,192	34	0.14	5	1,978	1,739	35	0.16	6
Middle	448	472	98	0.10	10	645	650	95	0.12	12
B Reef	1,689	1,601	26	0.67	17	1,415	1,191	31	0.33	10
All Reefs	**12,313**	**11,050**	**47**	**0.25**	**12**	**11,694**	**9,580**	**49**	**0.21**	**10**
Evander										
Kimberley Reef	**5,814**	**5,561**	**23**	**0.41**	**9**	**4,304**	**4,291**	**27**	**0.63**	**17**
Elandskraal										
VCR Reef	**518**	**814**	**66**	**0.27**	**18**	**1,383**	**1299**	**196**	**0.13**	**26**
Orkney										
Vaal Reef	459	0	0	0.00	0	0	0	0	0.00	0
VCR	0	0	0	0.00	0	0	0	0	0.00	0
All Reefs	**459**	**0**	**0**	**0.00**	**0**	**0**	**0**	**0**	**0.00**	**0**
Target										
Elsburg	**1469**	**1237**	**109**	**0.17**	**18**	**1920**	**1542**	**130**	**0.11**	**15**
Freegold JV										
Basal	5,046	4,554	12	1.36	16	3,870	3,455	14	1.46	20
Beatrix	794	817	61	0.24	14	625	561	49	0.16	8
Leader	148	148	82	0.13	10	57	30	83	0.13	11
B Reef	0	0	0	0.00	0	0	0	0	0.00	0
All Reefs	**5,988**	**5,518**	**21**	**0.76**	**16**	**4,552**	**4,045**	**19**	**0.98**	**19**

CONTACT DETAILS

Harmony Gold Mining Company Limited

Corporate Office

Suite No. 1
Private Bag X1
Melrose Arch, 2076
South Africa

First Floor
4 The High Street
Melrose Arch, 2196
Johannesburg
South Africa
Telephone: +27 11 684 0140
Fax: +27 11 684 0188

Website: http://www.harmony.co.za

Directors

P T Motsepe (Chairman)*
Z B Swanepoel (Chief Executive)
F Abbott*, J A Chissano*[†], V N Fakude*
Dr D S Lushaba*, M Motloba*,
N V Qangule, C M L Savage*
F Mothobi
(*non-executive) ([†]Mozambique)

Investor Relations

Philip Kotze
Executive: Investor Relations
Telephone: +27 11 684 0147
Fax: +27 11 684 0188
Cell: +27 (0) 83 453 0544
E-mail: philip.kotze@harmony.co.za

Vusi Magadana
Investor Relations Officer
Telephone: +27 11 684 0149
Fax: +27 11 684 0188
Cell: +27 (0) 72 157 5986
E-mail: vusi.magadana@harmony.co.za

Marian van der Walt
Company Secretary
Telephone: +27 11 411 2037
Fax: +27 11 411 2398
Cell: +27 (0) 82 888 1242
E-mail: mvanderwalt@harmony.co.za

South African Share Transfer Secretaries

Ultra Registrars (Pty) Ltd
PO Box 4844
Johannesburg, 2000
Telephone: +27 11 832 2652
Fax: +27 11 834 4398

United Kingdom Registrars

Capita Registrars
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU
Telephone: +44 870 162 3100
Fax: +44 208 639 2342

ADR Depositary

The Bank of New York
101 Barclay Street
New York, NY 10286
United States of America
Telephone: +1888-BNY ADRS
Fax: +1 212 571 3050

Trading Symbols

JSE Limited	HAR
New York Stock Exchange, Inc.	HMY
London Stock Exchange plc	HRM
Euronext Paris	HG
Euronext Brussels	HMY
Berlin Stock Exchange	HAM1
NASDAQ	HMY
Issuer Code	HAPS

Registration number 1950/038232/06

Incorporated in the Republic of South Africa

ISIN: ZAE000015228

NOTES

NOTES

NOTES

PRINTED BY INCE (PTY) LTD

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: 10 May, 2006

Harmony Gold Mining Company Limited

By: /s/ Nomfundo Qangule

 Name: Nomfundo Qangule
 Title: Chief Financial Officer